Eric C. Jensen T: +1 650 843 5049 ejensen@cooley.com	VIA EDGAR

December 6, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ruairi Regan
Pam Howell

Re: Levi Strauss	& Co.

Draft Registration Statement on Form S-1

Submitted October 19, 2018

CIK No. 0000094845

Ladies and Gentlemen:

On behalf of Levi Strauss & Co. (the “Company”), we are submitting this letter and the following information in response to a letter, dated November 15, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on October 19, 2018. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). In addition, we are sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version of the Amended Draft Registration Statement that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s letter. For convenience, we have incorporated the Staff’s comments into this letter in italics. Page references in the text of this letter correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to them in the Amended Draft Registration Statement.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor anyone authorized to act on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company is not permitted to rely on Section 5(d) of the Securities Act because it is not an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012.

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Confidential Treatment Requested by Levi Strauss & Co. Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission

December 6, 2018

2.

We note that much of the information in the prospectus is as of August 26, 2018, including the common stock outstanding on pages 11, 139, and 147, disclosures in the business section on pages 100 and 101, and management on page 103. Please update the prospectus as necessary, as of a more recent practicable date.

Response: The Company will update the prospectus as necessary, as of a more recent practicable date, in a subsequent amendment to the Amended Draft Registration Statement.

Executive Compensation

Base Salary, page 115

3.

Given that you do not target base salaries relative to your peer group, please clarify how the base salaries were determined by the human resources committee including how each of the factors referenced in the second paragraph on page 114 were considered in such determination. Those factors include your performance, the individual’s performance in the prior year, the scope of each individual’s responsibilities, internal and external pay equity, the guidelines used for setting annual cash, long-term and total compensation for the executives, succession planning strategies, and data regarding pay practices and trends. See Item 402(b)(1)(v) of Regulation S-K.

Response: The factors listed in the second paragraph on page 114 are considered by the human resources committee in determining executive compensation in general, including incentive compensation, and each such factor is not necessarily taken into account in determining base salary. The Company will clarify how base salaries were determined by the human resources committee in a subsequent amendment to the Draft Registration Statement when the executive compensation disclosure is revised to include fiscal year 2018. The Company expects that such clarification will be generally consistent with the proposed disclosure set forth below (and will be further supplemented to address fiscal year 2018).

“In review of the base salary for each executive, the human resources committee primarily focuses on market data from its peer group for individuals in similar roles with comparable experience to ensure that the fixed component of compensation is competitive in the marketplace, but the human resources committee does not benchmark to a specific percentile within such data. The human resources committee also takes into account the relative compensation within the executive group when setting base salaries. For fiscal year 2017, the human resources committee approved for the executive team an increase of approximately the average percentage salary increase budgeted for all U.S. employees. Mr. Ellison received an additional base salary adjustment in fiscal year 2017 to recognize continued strong financial performance for the Europe region and to position him appropriately relative to the Company’s other region executives.”

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Confidential Treatment Requested by Levi Strauss & Co. Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission

December 6, 2018

Choice of Forum, page 150

4.

We note your disclosure that your amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise your disclosure to state that a court may determine that the provision is unenforceable, and to state that investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company has revised the disclosure on page 152 of the Amended Draft Registration Statement to address the Staff’s comment.

Undertakings, page II-6

5.	Please provide the undertakings as required by Item 512(a)(6) of Regulation S-K. Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A.

Response: The Company has revised the disclosure on pages II-6 and II-7 of the Amended Draft Registration Statement to address the Staff’s comment.

*    *    *    *

Please contact me at (650) 843-5049 or Jodie Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Eric C. Jensen
Eric C. Jensen
Cooley LLP

cc:	Charles V. Bergh, Levi Strauss & Co.
Harmit Singh, Levi Strauss & Co.
Seth R. Jaffe, Levi Strauss & Co.
David Jedrzejek, Levi Strauss & Co.
Jodie Bourdet, Cooley LLP
Siana Lowrey, Cooley LLP
John L. Savva, Sullivan & Cromwell LLP
Sarah P. Payne, Sullivan & Cromwell LLP

COOLEY LLP, 101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800

T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Confidential Treatment Requested by Levi Strauss & Co. Pursuant to 17 C.F.R. Section 200.83